

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Bryan S. Ganz
Chief Executive Officer
Byrna Technologies Inc.
100 Burtt Rod
Suite 115
Andover, MA 01810

> **Re: Byrna Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2021**
> **File No. 333-256684**

Dear Mr. Ganz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Effie Simpson at (202) 551-3346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Kathleen Eick